Filed by: Dycom Industries, Inc.

                                   This Communication is filed pursuant to Rule

                               425 under The Securities Act of 1933, as amended.




                                   Subject Company: Arguss Communications, Inc.

                                                Commission File Number: 0-19589





FORWARD LOOKING STATEMENTS:

         This news release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Dycom and Arguss and the benefits expected to result from the contemplated transaction, are based on management's current expectation and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

         Factors that could cause or contribute to such differences include, but are not limited to, the risk that the conditions relating to the required minimum tender of shares, the approval by the Arguss shareholders of the subsequent merger (if that approval is necessary) or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Dycom and Arguss, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Dycom and Arguss with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

         Dycom intends to file a Registration Statement on Form S-4 and Schedule TO, and Arguss plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the U.S. Securities and Exchange Commission in connection with the transaction. Dycom and Arguss expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials, to stockholders of Arguss. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Commission at www.sec.gov. Free copies of these documents may also be obtained from Dycom by directing a request to Dycom Industries, Inc., 4440 PGA Boulevard, Palm Beach Gardens, Florida 33410, (561) 627-7171 or to Arguss by directing a request to Arguss Communications, Inc., One Church Street, Suite 302, Rockville, Maryland 20850.

         In addition to the Registration Statement, Schedule TO, Prospectus and
Schedule 14D-9, Dycom and Arguss file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information filed by Dycom or Arguss at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Dycom's and Arguss' filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.

                                     * * *
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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                             DYCOM INDUSTRIES, INC.

                                 January 7, 2002
                                  3:30 p.m. CST



Moderator           Good afternoon, ladies and gentlemen. Thank you for standing
                    by. Welcome today to the Dycom Arguss Merger Agreement conference call. At this time, everyone is in a listen-only mode. Later there will be an opportunity for your questions.
                    As a reminder, this conference is being recorded.

                    At this time, I would like to introduce to you the President and Chief Executive Officer, Mr. Steven Nielsen. Thank you. Go ahead, sir.

S. Nielsen          Thank you. Good afternoon, everyone. Welcome to the
                    Dycom conference call to review our acquisition of Arguss
                    Communications of Rockville, Maryland. With me we have in
                    attendance Marc Tiller, our General Counsel, Richard Dunn, our Chief Financial Officer, and Tim Estes, our Chief
                    Operating Officer. Now I will turn the call over to Marc
                    Tiller. Marc.
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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
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M.Tiller            Thanks, Steve. Statements made in the course of this
                    conference call that state the company's or management's intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. It is important to note that the company's actual results could differ materially from those projected in such forward-looking statements.

                    Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the company's SEC filings included, but not limited to, the company's report on Form 10-K for the year ended July 28, 2001, and the company's reports on Form 10-Q for the quarters ended January 27, 2001, April 28, 2001, and October 27, 2001. Copies of these fillings may be obtained by contacting the company or the SEC. Steve.

S. Nielsen          Thanks, Marc. Today we announce before the markets
                    open our execution of a definitive merger agreement to acquire Arguss Communications, a provider of engineering, construction, and maintenance services to telephone companies and cable operators nationwide. Dycom will acquire all the outstanding shares of Arguss in a stock for stock transaction, whereby each outstanding share of Arguss common stock will be

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                    exchanged for .3333 shares of Dycom common stock. The
                    transaction is subject to regulatory approval and certain closing conditions.

                    Our agreement to acquire Arguss is a milestone transaction for Dycom. It strategically strengthens our customer base, geographic scope, and technical service capabilities. In addition, it significantly enhances our broadband construction and design service offerings, just as recent industry developments indicate new potential opportunities. Together the combined scale of Arguss and Dycom will enable us to better serve our customers, while also generating opportunities for cost synergies.

                    This will be the industry's first significant merger of public companies, and Dycom's largest transaction to date. It clearly demonstrates our capacity to use our financial strength and flexibility to exploit the right growth opportunities, and our ultimate competence in the markets that we serve. Arguss possesses a group of well established divisions, which enjoy strong customer relationships, long operating histories, well-trained workforces, and are supported by significant physical assets. Particularly in broadband engineering and construction, Arguss's divisions maintain industry-leading reputations in the geographic areas that they serve.

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                    While the general economic environment and slowdown in
                    customer capital expenditures over the last year have impacted its results, as they have all industry participants, we firmly believe that under our management Arguss will produce results that are accretive to our shareholders in our year ending July 31, 2003.

                    Arguss is composed of ten divisions providing services to cable and telephone companies operating in over 35 states, along with Conceptronic, a manufacturer of computer controlled capital equipment used in the SMT circuit assembly industry. Arguss is currently exploring several decisive strategic alternatives regarding Conceptronic.

                    Arguss's primary geographic markets include New England, the Pacific Northwest, California, Florida, and the Rocky Mountain states, with significant presence in metropolitan Boston, Seattle, Portland, San Francisco, Los Angeles, Orlando, Denver, and Albuquerque. Its leading customers include Adelphia, AT&T Broadband, Charter Communications, Qwest, and AOL Time Warner. Historically, AT&T Broadband has been its most significant customer and its New England, Pacific Northwest, California, and Denver locations leave it well positioned to participate in

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                    the anticipated upturn in capital expenditures as AT&T
                    Broadband and Comcast come together.

                    Additionally, Arguss continues our strategy of geographic diversification, as its focus upon New England and areas west of the Mississippi complements and supplements our existing operations. Arguss currently employs over 1,200 personnel supported by over 1,000 pieces of equipment.

                    In addition to opportunities to better serve our customers, this transaction presents several areas for combined cost reductions. The elimination of duplicative overhead, particularly at the corporate level, lower financing, insurance, and benefits cost due to Dycom's relative scale and strong balance sheet, as well as the mutual dissemination of best practices, will generate reduced costs for both Arguss and Dycom as we come together.

                    Now for further financial details, I will turn the call over to Dick Dunn, our Chief Financial Officer.

R. Dunn Thank you, Steve. Let me start by giving a brief recap of the proposed transaction. The transaction is structured as a tax-free merger, with

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                    Dycom issuing .3333 shares for each share of Arguss. This
                    will result in the issuance of approximately 4.8 million shares of Dycom stock, with a value of approximately $83.7 million, based on Dycom's Friday close of $17.30. This calculation reflects a primary share count for Arguss of approximately 14.5 million shares. Additionally, we expect Arguss to have net indebtedness at the closing of approximately $65 million, which, when combined with the equity issuance, will result in a purchase price for the Arguss net assets of approximately $149 million.

                    On a relative basis, the former shareholders of Arguss will own approximately 10% of Dycom's outstanding shares after the exchange. As required by FASB 141, the transaction will be treated as a purchase. We will record all assets and liabilities of Arguss at their fair market value on the closing date, and we expect the offer for Arguss shares to close within 60 days.

                    Once the transaction is completed, Dycom will retain a very strong balance sheet. The issuance of 4.8 million shares will increase our equity balance by approximately $83.7 million. Adding this to our reported October balance will result in approximately $560 million of equity. Cash liquidity will also remain strong. Even with the assumption of Arguss's

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                    net debt, our net cash position will be approximately $75
                    million after the closing.

                    On a combined pro forma basis, revenues for the first nine months of calendar 2001 were in excess of $700 million. The top five customers, again on a combined pro forma basis for this period, were as follows: Comcast at 15.7%, Bell South 14.3%, Charter Communications 8.3%, Qwest 7.4%, Adelphia 6.7%, for a total of 52.4%. For the first full year of operation, which would be Dycom's fiscal year 2003, we have identified $2.5 million of synergies that result from redundancies associated with the operation of duplicative corporate headquarters and other public company expenses.

                    Our initial review of Arguss gives us confidence that additional synergies will be realized. However, we are not currently able to accurately quantify these amounts. At this time, we are estimating that the transaction will be accretive to Dycom's stand-alone results for our fiscal year 2003 by $0.05 to $0.10. Steve.

S. Nielsen          Thanks, Dick. In sum, the Arguss transaction
                    demonstrates our confidence in the eventual resumption of growth in our broadband

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                    markets, the significant opportunities that the AT&T Comcast merger may present, the ample strength of our balance sheet, and Dycom's unique strategic flexibility.

                    Now we will open the call for questions.

Moderator           Our first question comes from the line of Mark Hughes with
                    SunTrust. Please go ahead.

M. Hughes           When was the transaction expected to close?

S. Nielsen          We think we'll close the exchange offer within 60 days.

M. Hughes           Then what do you think that'll do for earnings in the latter part of this fiscal year?

S. Nielsen          What we're saying, Mark, is we're looking at this
                    right now as a fiscal for us, a fiscal 2003, so our July
                    31st year ending, with the various integration issues that we'll be working through between signing and closing, as we get closer we'll give you a better visibility on our fourth quarter.

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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M. Hughes           Can we interpret positive things about your outlook in
                    cable, since Arguss is so cable intensive?
                    Obviously, AT&T is a big upside, but should we assume positive things about cable in general in looking at this transaction?

S. Nielsen          I think it's hard to underplay the significance
                    of the AT&T Comcast transaction. Here we're creating a cable operator with significant telephony operations that's going to pass a little north of a third of America, and given our long-term view of the drivers of broadband residential connectivity, that indicates not only that they're optimistic about the future, but that we share that view.

M. Hughes           Last question, since you've got everybody on the line,
                    how's this quarter going?

S. Nielsen          We're not in the habit, Mark, of having
                    mid-quarter updates to the extent that we had to change future guidance. As you know, we would be out there and talking with you so we'll stick with what we shared with you on our last call.

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
                                                                         Page 10


Moderator           Our next question comes from the line of Alex
                    Rigel with Friedman, Billings, Ramsey. Please go ahead.

A. Rigel I just want to clarify your comment in the press release with regards to new potential opportunities. Is that principally directed towards referring to AT&T or are there other over and above opportunities that you haven't commented on so far?

S. Nielsen          Generally, once again, with the coming together
                    of folks that are going to pass better than a third of America, that's the primary focus right now that we can see with some visibility. We think that there will be consequences of that merger that will have other positive impacts in the intermediate term.

A. Rigel Talking about visibility, I believe Arguss's backlog at September 30th was about $175 million. Do the two companies calculate their backlog in a similar fashion, and are there any similarities or anything that you would like to point out with regards to their backlog and its synergies or opportunities with regards to Dycom's operations?

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
                                                                         Page 11

S. Nielsen          To begin with, they calculate the committed
                    backlog that they show in the cable industry very similarly to the way we do. They have less in the way of master contracts, and so clearly that portion of the backlog is somewhat different. We're looking at this as an opportunity to bring both sets of resources, both sets of industry reputations against available opportunity. We're going to be better together than we are apart.

A. Rigel A follow-up question, actually two. Number one, Arguss has had a higher level of DSOs over the last couple of quarters than Dycom has. Can you talk a little bit about that, and what actions you plan on taking going forward to reduce that? Secondly, Arguss's exposure in the long haul marketplace has been a little bit greater than Dycom's, I believe. Can you also address that marketplace?

S. Nielsen          When you look at the Arguss DSOs, once again you
                    have to factor in the amount of our accounts receivable and work in process that come from masters. That is a potential synergy that we are exploring. Even in the cable industry in some pieces of the business their DSOs are a little longer than what we see. We're looking forward and have already started meeting with some of their divisional folks, at least on the telephone. If

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                    we all work together with a common purpose, we'll be able
                    to harbor some cash from the balance sheet.

                    In terms of the long haul exposure, in absolute dollar terms clearly the small piece of our business, its long haul is comparable to theirs. Their long haul business is primarily west of the Mississippi and, once again, that may auger for some opportunities with our limited long haul operations west of the Mississippi.

A. Rigel One other follow-up question, can you give us a few details with the regard to the due diligence process that's taken place so far and whether or not any is remaining?

S. Nielsen          We completed enough due diligence and we were
                    pretty thorough and hard at it. The staff around here, Dick and I, and Tim, didn't get much of a holiday vacation.
                    That's for sure. We completed enough due diligence so that we were confident in signing the agreement of behalf of our board and shareholders. Clearly, we had to be satisfied or we wouldn't have signed. That doesn't mean we're not going to stop because at this point, from our perspective, we have a great opportunity from signing the closing

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                    to do a lot of heavy lifting on how the combined entities
                    are going to look and what we need to do for integration.

Moderator           Our next question comes from the line of Stacy
                    Devine with Deutsche Bank. Please go ahead.

S. Devine           I want to ask again about some of the cable
                    spending in maybe a little different way. The assumptions for the $0.05 to $0.10 accretions, obviously, as you've talked about assumes AT&T comes back. Have you guys assigned a dollar value of how much revenue you would expect to receive in that fiscal year from AT&T? Also, is that net from some of the other larger customers of Arguss that are planning to cut back their cap ex spending?

S. Nielsen          Clearly, we factored in some reasonable
                    assumptions about kind of the relative changes, but there's a significant enough AT&T opportunity that we're comfortable that a combination of stable or slightly growing revenue, along with what we can do in terms of margin expansion and a little more balance sheet efficiency, that we can achieve those targets.

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
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S. Devine           In essence, then the revenue assumptions for
                    August are just netting some modest increase, and then the rest is coming more from the balance sheet in margins?

S. Nielsen          Stacy, as you know, we've always had a
                    conservative view in valuations, and what we're looking at here is where does this transaction make sense for everybody, and we didn't want to have overly aggressive targets. If the revenue is there, which it may very well be, because there are some opportunities above and beyond the base case, we're certainly going to take advantage of them.
                    We're not going to hold back, but we can make it work.

S. Devine           Will there be any charges as far as potentially
                    Conceptronic or management severance or prepayment of debt or anything when this closes?

R. Dunn             Are you talking about P&L or economic?

S. Devine           The P&L charges.

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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R. Dunn             There'll be no P&L because we work all that into the
                    purchase accounting. We mark everything to fair market value, including any liabilities or anything of that sort.

Moderator           Our next question comes from the line of Michael
                    Gruno with Washington Post.com. Please go ahead.

M. Gruno I wanted to ask you a quick follow-up question to the streamlining that you have proposed is going to happen, especially on Arguss's side. What exactly will happen to the top-level management at Arguss?

S. Nielsen          At this point, our plans are after a reasonable
                    transition period that we will probably not be maintaining a corporate presence there in the Rockville facility.

M. Gruno Do you have any idea as to how many people will be let go?

S. Nielsen          At this point, that is truly a holding company
                    operation. There are about five employees there in total.

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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M. Gruno            The final question, again a follow up to what I was
                    asking you about earlier regarding the shareholder revolt at Arguss.

S. Nielsen          By the way, Mike, just for the record,...all
                    those questions I didn't answer and referred you to this conference call, right?

M. Gruno            Exactly.

S. Nielsen          I just want to get that straight for everybody on
                    the phone.

M. Gruno The only other question actually is about the shareholder revolt that's going on there. Any concern about that?

S. Nielsen          We have a good well-priced deal for the Arguss
                    shareholders. I'm sure that they will be evaluating it, and I'm confident that when they do that they will see it provides good value.

Moderator           Our next question comes from the line of Chris
                    Gudek with Morgan Stanley. Please go ahead.

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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C. Gudek            Steve, when you talk about assuming $0.05 to $0.10
                    of accretions for fiscal 2003, could you tell us what revenue gross profit and SG&A assumptions are underlying that assumed accretion?

S. Nielsen          We'll be prepared to give you more prospective
                    information as we get closer to closing, Chris. As this is a public company deal, we will be filing an S-4 prospectus as part of the tender offer. I don't think we want to provide anything more than we have on the accretion numbers until we get that document together.

C. Gudek What would you view as being the current run rate of revenue in EBIT/DA for Arguss?

S. Nielsen          If you look at the Street models that are out
                    there, there's two analysts and it ranges whether you include Conceptronic or not, which is the capital equipment maker for chips, in the neighborhood of 175 to 190 with cash flow in the low 20s.

C. Gudek It sounds as if we look at the purchase price in terms of EB to revenue or EBIT to EBIT/DA, I guess my EBIT/DA assumptions might have been a little bit pessimistic there, but it sounds like you paid about nine times EB

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                    to EBIT/DA and maybe on a post-synergy basis more like seven and a half times. Does that sound about right?

S. Nielsen          No. It doesn't sound close, Chris, because we've
                    gotten an enterprise value of less 150 million and pre-synergies cash flows in the low 20s. That's trailing, and as we all know, this has been a challenging year.

C. Gudek            What do you intend to do with the acquired debt?
                    Will you maintain that debt or pay it off quickly?

S. Nielsen          We have the luxury of having the cash to do
                    what's right, whether we refinance it or pay it off. We're going to do what makes sense and what the opportunity cost of deploying our cash that way is. It's a significant pre-tax, and that income synergy, obviously, just to get rid of that carrying cost.

C. Gudek Finally, when you talk about the strategic advantages of the acquisition, in particular the design services, is that design purely on the broadband side?

S. Nielsen          It is primarily on the broadband side. That is
                    correct.
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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
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Moderator           Our next question comes from the line of Ram Kazergad with
                    Morgan Keegan. Please go ahead.

R. Kazergad         Steve, I have a couple of questions for you, if you don't
                    mind. The first one is in the press release there was some kind of discussion about the offer is subject to lenders agreeing to extend forbearance agreements. Can you discuss a little bit what that means?

S. Nielsen          At the announcement of Arguss's third quarter of 2001, they had secured a forbearance agreement based primarily on their cash flow to interest coverage ratios. They have never missed a payment. The debt has come down since that point, as we've talked about in kind of what our enterprise value calculation is. Then the last week of December, they were able to get the forbearance agreement, which was to expire
                    12/31, extended through the end of January. That's all that they need to do through closing. This is syndicated bank debt. I would think the banks, along with our shareholders and Arguss shareholders, ought to be happy today. I don't see any issues at all there.

R. Kazergad         Secondly, Steve, I believe Dick gave us some pro
                    forma numbers for what the combined company would look like.
                    Can Dick tell us if one looks at

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                    the business mix of Dycom prior to this merger and post this merger, what will it be like in terms of your key business segments?

S. Nielsen          I'll turn it over to Dick. He has a schedule
                    there that's called the "Ram Kazergad schedule." We knew you were going to ask that.

R. Dunn What I did was I took our last quarter, and we showed telephone of about 45.5, cable TV at 44.3, and other of 10.2. When we roll them together, again their quarter would of course be September, but we roll the together the telephone drops to 40.9, the cable TV goes to 50.0, and other comes in at about 9.1.

R. Kazergad         Finally, Steven, when you look at this merger
                    with Arguss, you talked about the synergies and how the synergies will be accretive to earnings in '03. You obviously have looked at it hard, like you said, you've done a lot of due diligence. What kind of restructuring of the companies do you see or head count reductions and things like that? Where will most of it come? Will it come at Dycom or will it come at Arguss?

S. Nielsen          What we've talked about, Ram, is, as always,
                    we're in the service business. So we're not going to see any head count reductions in the field,

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                    except from productivity improvements because our field
                    folks are the ones that get us the business, and they're the ones that keep us in business, so certainly not on the productive field personnel. The most obvious synergy here is that we do have duplicate headquarters functions at the corporate level, at the public company level. We have targeted those for reductions, and we think, given the relative size of the organization, that we will not have to add any overhead here at Dycom in order to do that.

                    At the operating level, we're hoping that the synergies not only allow us to reduce the cost that Arguss is currently paying, but we hope with increased scale to go back to our own vendors and ask for price reductions on what services that we buy. There's some possibility of being more cost effective both at Arguss and at Dycom. In terms of further head count reductions, that's a function of us collectively all managing our business more efficiently today than we did yesterday. That'll just be an ongoing process.

R. Kazergad         Finally, if I could ask one more, Steve. I know
                    Arguss has had that electronic division of theirs for quite a while there. I'm not sure whether they've been trying to get rid of it or not. What is the strategy of the company now with this acquisition? Will that division be disposed of

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                    before this acquisition closes? If it doesn't, how much does it detract from earnings?

S. Nielsen          Arguss has disclosed that they are actively
                    seeking structural and strategic alternatives for Conceptronic. We certainly are not going to be in any impediment over the next 60 days for them to be able to do that. To the extent that that process is well in hand, obviously we'll see it through to the extent that for whatever reason that's not concluded, we don't see that piece of their business as part of our future business.

R. Kazergad         Will it be treated as a discontinued business
                    from the date of the merger?

S. Nielsen          Clearly, Ram, we've been working hard at
                    understanding the business and getting the definitive agreement done. We've obviously had some discussions with our accountants as to what the proper treatment of that would be, but before we answer that question, we just assume that we all succeed in having that business move on.

Moderator           Our next question comes from the line of Mark
                    Hughes with SunTrust. Please go ahead.

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M. Hughes           Steve, how fast is AT&T ramping up? Can you give
                    us any sense of the activity level now, and kind of what's your view over the next few months?

S. Nielsen          Given that it's January 7th and the holiday was
                    just that week, I can assure you that there's a higher level intensity of talk, but I don't know that we can speculate right now as to work levels. You could see in the general industry press that there has been comment by senior AT&T
                    Cable executives that they have plans for this year. There are various significant systems that have franchise commitments that they have to get moving on. It feels and smells differently this year certainly with AT&T than it did last year.

M. Hughes           When you're talking about talks, you're saying is
                    that at the lower level actual contracting discussions?

S. Nielsen          There are RFPs that are going out for projects
                    that were supposed to be 2001 projects, and now they are actually sending out the RFPs.

Moderator           Our next question comes from the line of Evan
                    Smith with Sanders, Morris, and Harris. Please go ahead.

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
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E. Smith            Thanks, Steve, for letting us know that you treat
                    us all equally the same. How often did you guys bump up against Arguss on bidding the special on the cable side? Obviously, it removes a competitive bid. Given the strong balance sheet and the larger geographic footprint, how does this position you versus the other people you see out in the industry, especially to go forward here, hopefully, in a better environment?

S. Nielsen          Clearly, Evan, that Dycom over the last two or
                    three years had the largest cable focused construction operation when you looked at the numbers versus our large public and private peers. Certainly, Arguss was either number two or number three when you did that analysis over that time period. Arguss has a very strong operating presence in New England, where we, in fact, do not, so that's a plus. Certainly, their West Coast operations, which in part we do, in fact, bump up against, certainly consists of some very well respected companies. Not only will the balance sheet help, but we have a lot to learn from each other mutually because these companies have long histories.

Moderator           Next in queue is a follow up from the line of
                    Chris Gudek with Morgan Stanley. Go ahead.

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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C. Gudek            Dick, you gave a couple of customer lists there.
                    Was one of those lists just Arguss's stand-alone customer list?

R. Dunn No. That was a pro forma calendar year through September, Chris.

C. Gudek Do you have Arguss's top five customers by percent of revenue?

R. Dunn This is for the first nine months, Chris. It was Charter at 18%, Adelphia at 15%, AT&T at 11%, Time Warner at 9%, and Qwest at 8.5%.

Moderator           Next in queue is another follow up from the line
                    of Ram Kazergad with Morgan Keegan. Go ahead.

R. Kazergad         Steve, this is just to get an industry
                    perspective. The numbers show that on a trailing 12-month basis if you take both companies together you get pretty close to a billion dollars in revenue size. Behind ... and ..., is there any more on your part to make Dycom the largest oversee company out there?

S. Nielsen          Ram, what we've always said is from the
                    perspective of margins, once we assume a reasonable scale of the organization, that the only number that

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                                                          DYCOM INDUSTRIES, INC.
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                    really counts in this business is having the highest
                    margins. Historically, over the last four or five years we're certainly able to do that. We don't mind being a little bit smaller if we're a little more profitable.

R. Kazergad         But in going forward, like you pointed out this
                    was a significant industry event where two public companies have merged. What implications does this merger have within your peer group? Would you like to ... your thoughts on that?

S. Nielsen          The biggest implication to draw from it is that
                    we took a somewhat more conservative approach to growth over the last couple of years, and we've been able to manage through the last year of no or slow growth or negative growth by making sure we kept our balance sheet under control. It's that flexibility and balance sheet strength that has enabled this transaction not only to be contemplated and signed, but also to be successful. We're always assessing what our strategic opportunities are, but we always want to make sure that what we're doing is under control.

Moderator           I will now open the line of Alex Cobb with Tudor
                    Investments. Go ahead.
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A. Cobb             Can you guys just talk briefly about why you decided
                    to use stock and not pay cash?

S. Nielsen          Alex, it's a function that there was some debt
                    that will have to be dealt with as part of the transaction, about $65 million in net debt. We wanted to keep our powder dry at this point.

A. Cobb             For what? For an acquisition, which this is, right?

S. Nielsen          For future opportunities and also future growth.
                    As we begin to see our way through the other side of this soft spot in the economy, there will continue to be places to put it to work.

A. Cobb You're drawing off cash, so it's not like you're burning it.

S. Nielsen          I understand that, but I'm always a little less
                    comfortable on this side of the line than sometimes folks are on the other side. We just are conservative folks.

Moderator           We do have the line of Eric Warnen with Kaufman
                    Brothers. Your line is open, sir.
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                                                          DYCOM INDUSTRIES, INC.
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E. Warnen           Do you have a geographic breakdown of revenues for
                    Arguss? Basically, how much is their northeast operations contributing to their top line?

S. Nielsen          Eric, we don't have that available to us, and I'm
                    somewhat hesitant to do it. They're still an independent public company, and to the extent that that would create some kind of segment reporting, I'm not sure that we should be sharing information that they have not in fact shared with the public.

E. Warnen           Seeing that both of you have the focus on the
                    cable operation, there's not a lot of duplication in efforts, basically. If one company is working on one system, you're not going to overlap work.

S. Nielsen          That's right.

E. Warnen           Could you just comment then on the quality of
                    revenues that Arguss has?

S. Nielsen          I'm not sure I understand the question, Eric,
                    when you say the quality. You've heard who their top five customers are. They're all good names in the industry.

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                                                          DYCOM INDUSTRIES, INC.
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E. Warnen           Their segment of that revenue that's a little more
                    in doubt. How much are the CLECs, basically?

S. Nielsen          They've historically shared that they have not
                    had significant issues with collectability from the CLECs.
                    They have disclosed publicly prior kind of their expose on the long haul side, but they've managed through that.

Moderator           I can open up again a follow up from the line of
                    Ram Kazergad with Morgan Keegan. Go ahead.

R. Kazergad         This is a question for Dick Dunn. Dick, this is
                    a little bit more of an accounting question so I can do it off line if you want to. I'm curious with what happens in this acquisition with the goodwill that's on Arguss's books?
                    Their September 30th balance sheet shows $122 million goodwill and $127 million of total equity.

R. Dunn Basically, Ram, what happens is we establish what the total cost of this acquisition is to us, which won't be fully established for a couple of days, because you have to look at the share price a couple days before and after the announcement, and then you allocate that cost to the existing assets, not including their goodwill, which ... or probably the right accounting

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
                                                                         Page 30


                    terms before it goes away. The residual value, what we paid over their hard assets if you will, becomes the new goodwill in the transaction.

R. Kazergad         So the way this one is..., it looks like you go
                    from the positive goodwill to negative goodwill?

R. Dunn No. We would definitely have less goodwill than they have on their books currently.

S. Nielsen          Another way to look at it, Ram, because I'm not
                    an accountant so I have to figure this stuff out too, is if you looked at their book value per share including intangibles currently, and then look at the value of the exchange offer, the difference is really going to be an adjustment for the most part to their goodwill balance.

Moderator           Mr. Nielsen, at this time, there's no one else in
                    queue. Please continue.

S. Nielsen          We want to thank everybody for taking time on a
                    Monday afternoon. We wish everybody a happy New Year. We're certainly starting the new year with an optimistic view, and just to reiterate that we think this Arguss transaction demonstrates our confidence in the resumption of growth in

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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                   January 7, 2002/3:30 p.m. CST
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                    our broadband markets. It's well positioned to take
                    advantage of some new opportunities, and it's also a testimony to our balance sheet strength and our strategic flexibility. We appreciate, once again, everyone's time. Thank you.

Moderator           Thank you, ladies and gentlemen. That does
                    conclude your conference for this afternoon. Thank you all for using AT&T and joining in this conference. You may disconnect now.